

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 27, 2006

Mr. William A. Siskovic
Everflow Eastern Partners, L.P.
585 West Main Street
P.O. Box 629
Canfield, OH 44406

> **Re: Everflow Eastern Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-19279**

Dear Mr. Siskovic:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Income, page F-6

1.   We note the amounts of depreciation, depletion, and amortization for each year in
        the three–year period ended December 31, 2005 presented here, differ from the
        corresponding amounts in your statements of cash flows. Additionally, the sum
        of the amounts of depletion, depreciation and amortization of capitalized costs of
        proved properties and pipeline support equipment and other corporate property
        and equipment, disclosed in Note 1.F to your consolidated financial statements on
        page F-10, does not appear to correspond with amounts presented in your
        consolidated financial statements. Please provide us with a reconciliation and
        reason(s) for the differences, and revise your disclosure to eliminate any
        inconsistencies, if necessary.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

2.   We note your disclosure that revenue is recognized from oil and gas production
        when extracted and sold from the properties, and other revenue is recognized
        when earned and you have contractual rights to it. Expand your disclosure to
        clarify how the timing of recognition indicated compares to the point at which
        ownership and all risk of loss transfers to the buyer; it should be clear how your
        policy complies with the criteria listed in SAB Topic 13.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Controls and Procedures, page 7

3.   You state that your Chief Executive Officer and Chief Financial Officer evaluated
        the effectiveness of your disclosure controls and procedures (as defined in
        Exchange Act of 1934 Rule 13a-14) as of a date within 90 days prior to the filing
        date of your quarterly report. Please comply with Item 307 of Regulation S-K,
        which requires that your evaluation be completed as of the end of the period
        covered by your interim report. Further, revise your reference to the definition of
        disclosure controls and procedures in the Exchange Act Rules to 13a-15(e) or
        15d-15(e).

4.   We note your statement that there were no significant changes to your internal
        controls or in other factors that could significantly affect these controls
        subsequent to the evaluation date. Please comply with Item 308(c) of Regulation

S-K, which requires that you disclose *any* change in your internal control over financial reporting that occurred during the *last fiscal quarter* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief